Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

NewHold Investment Corp.
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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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Kevin Charlton
Co-Chairman of NewHold Enterprises
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NewHold Investment Corp.
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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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Susan Quinn (she-her-hers)
VP of Operations at NewHold Enterprises
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Exciting news!

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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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Charlie Baynes-Reid

Chief Operating Officer at NewHold Investment Corporation & Managing ...

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NewHold Investment Corp.

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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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Charles Goldman
Vice Chairman at NewHold Investment Corporation & Co-Chairman at N...
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NewHold Investment Corp.
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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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Anna Ding, CPA
Investment and Portfolio Associate at NewHold Enterprises
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NewHold Investment Corp.
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WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

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